Exhibit 97.1
Confidential

DODD-FRANK CLAWBACK POLICY

APPROVED: December 13, 2023

        Confidential
The Board of Directors (the “Board”) of Mynd.ai, Inc., and its successors (the “Company”) has adopted this Dodd-Frank Clawback Policy (this “Policy”) in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission enacting the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Compensation Committee of the Board (the “Committee”) is designated to administer this Policy. Capitalized terms not otherwise defined in this Policy have the meanings given to them under the Clawback Rules.
Certain Defined Terms. For purposes of this Policy, and in accordance with the Clawback Rules, the following terms have the following meanings as set forth below:
Covered Individuals. The Covered Individuals are the individuals subject to this Policy, and in accordance with the Clawback Rules shall be the current and former Executive Officers of the Company.
Executive Officer. An Executive Officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
Financial Reporting Measures. Financial Reporting Measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.
Incentive-based Compensation. Incentive-based Compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Received. Incentive-based Compensation is deemed Received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.
Recovery of Erroneously Awarded Incentive Compensation. The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by Covered Individuals as required by the Clawback Rules, in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Covered Compensation. This Policy applies to the Incentive-based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for

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that Incentive-based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules). The amount of Incentive-based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is the amount of Incentive-based Compensation Received by a Covered Individual that exceeds the amount of Incentive-based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-based Compensation). The Committee shall make all determinations regarding the amount of Erroneously Awarded Compensation.

Method of Recovery. The Committee shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-based Compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.
No-Fault Basis. This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability.
Other Company Arrangements. This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.
No Indemnification. In accordance with the Clawback Rules, the Company shall not indemnify any Covered Individual against the loss of Erroneously Awarded Compensation.
Administration; Interpretation. The Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulations and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules.
Amendment or Termination of this Policy. The Board reserves the right to amend this Policy at any time and for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be in force.

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COVERED INDIVIDUAL ACKNOWLEDGMENT
I acknowledge that I have received a copy of the Policy electronically, and that I have read and understood the Policy. I further understand that the Policy applies to my Incentive-Based Compensation, as defined in the Clawback Rules, that I am a Covered Individual pursuant to this Policy, and that I am subject to this Policy and the Clawback Rules in all respects.